SCHEDULE 13D
CUSIP No. 502003 10 6	Page 1 of 2 Pages

Exhibit 5

Robotti & Company, LLC 110 East 42nd Street, Suite 1100 New York, NY 10017

VIA FAX TO (512) 236-9275
AND FEDEX

April 30, 2010

The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
919 Congress Avenue
Austin, Texas 78701
Attn: Mike Ulrich

Dear Mr. Ulrich:

As you know, Robotti & Company, LLC and other parties to the Joint Filing Agreement dated as of September 2, 2009 filed with our Schedule 13D are holders of 2,212,385 Units of Beneficial Interest ("Units") in LLE & Royalty Trust ("Trust"), or approximately 11.65% of the outstanding Units.

As we discussed on April 29th, 2010, we believe that given the current circumstances, it is highly unlikely Unit holders will receive fair value if the sale of the Trust's assets were to take place this year or early 2011 as currently required by the Trust Agreement.  Furthermore, we believe that the Trust Agreement, dated June, 1983, did not contemplate or provide for the current set of circumstances.  Most critical of these facts and circumstances are the lack of relevant production data on the Jay Field to properly evaluate our recoverable economic reserves.  The substantial work done in this field and its shut-in due to the low price environment of 2008-2009 have resulted in very limited production data necessary to evaluate this reserve.

The purpose of our call was to propose to you, the Trustee, a conceptual plan to preserve Unit holder value.  After looking at various alternatives, we believe removing the deadline by which the Trust's assets must be sold is critical.  We have retained counsel to consult on various options designed to preserve and maximize Unit holder value.  Based on these discussions, we believe a transfer of the Trust's assets into newly-formed publicly-traded pass through entity ("Newco") is the most prudent method of accomplishing this.  We believe this transaction would require a majority of the Unit holders outstanding to vote in favor of such a plan.  We believe that a majority of the Unit holders would be interested in such a plan.

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 2 of 2 Pages

Exhibit 5 (continued)

Robotti & Company, LLC 110 East 42nd Street, Suite 1100 New York, NY 10017

We believe it is necessary to raise additional capital to implement such a plan, given the Trust's outstanding obligations, and in order for Newco to pursue the various other sources of value such as a full audit of past allocation of expenses, pursuit of insurance claims, and an analysis of current reserves for plugging and abandonment costs.  We believe a rights offering is the most prudent method to raise additional capital.  In a rights offering, each Unit holders would have an opportunity to participate and maintain its proportional interest in Newco.  Preliminarily, after consideration of the costs involved and our discussion, it appears approximately $3,000,000 to 5,000,000 of additional capital might be prudently required.  We are prepared to act as standby purchasers to exercise unexercised rights in this transaction, on reasonable commercial terms.

As we discussed, we believe the prudent and most practical course of action is for the Trust to retain counsel to pursue the transactions outlined above.  We welcome Unit holders to contact Zach Sternberg at 646-442-6727 with any questions about this proposal.

Very truly yours,

/s/ Robert E. Robotti

Robert E. Robotti
President and Treasurer of Robotti & Company, LLC